Exhibit 99.1

INLIF LIMITED Announces Results of Extraordinary General Meeting of Shareholders

QUANZHOU, China, September 16, 2026 (GLOBE NEWSWIRE) -- INLIF LIMITED (NASDAQ: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced the results of the Company’s Extraordinary General Meeting (the “Meeting”) held at 9:30 a.m. U.S. Eastern Time on September 15, 2026. The proposals submitted for shareholder approval at the Meeting have been approved. Specifically, the shareholders have duly passed the following resolutions:

(1) Share Capital Increase. To approve, by ordinary resolution, the increase of the authorized share capital of the Company from US$350,000, divided into 1,046,875 Class A ordinary shares and 46,875 Class B ordinary shares of par value US$0.32 each, to US$2,720,000,000, divided into 8,000,000,000 Class A ordinary shares and 500,000,000 Class B ordinary shares of par value US$0.32 each, requiring the creation of an additional 7,998,953,125 Class A ordinary shares and 499,953,125 Class B ordinary shares of par value US$0.32 each.

(2) Adoption of the Seventh Amended and Restated Memorandum and Articles of Association. To adopt, by special resolution and conditional upon and immediately following the Share Capital Increase, the seventh (7th) amended and restated memorandum and articles of association, substantially in the form attached as Exhibit A to the explanatory statement accompanying the notice of the Meeting previously distributed to the shareholders, primarily to reflect the Share Capital Increase, to amend Article 11.1(b) to base the quorum requirement on voting power rather than the number of shares, and to reflect certain other housekeeping changes.

(3) Share Capital Reorganization. To approve, by special resolution, the reduction of the par value of each authorized ordinary share from US$0.32 to US$0.0001, through the steps described in the explanatory statement accompanying the notice of the Meeting previously distributed to the shareholders, and to authorize the Board of Directors to take all actions necessary or advisable to effect such change, conditional upon and immediately following the Share Capital Increase and subject to compliance with Sections 14, 14A, and 14B of the Companies Act (Revised) of the Cayman Islands.

(4) Adoption of Amended and Restated Memorandum and Articles of Association to Reflect the Share Capital Reorganization. To adopt, by special resolution, an amended and restated memorandum and articles of association reflecting the Share Capital Reorganization, conditional upon and immediately following the Share Capital Reorganization being effected.

(5) Migration to the British Virgin Islands. To approve, by special resolution, the deregistration of the Company as an exempted company under the laws of the Cayman Islands and its continuation into the British Virgin Islands as a BVI business company (the “Migration”); to authorize any Director to sign the voluntary declaration (including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised)), an undertaking that the Company has no secured creditors, and a notice of the proposed BVI registered office address, each in connection with the application to the Cayman Islands Registrar of Companies; to approve the adoption, conditional upon and with immediate effect from the Migration, of a BVI-compliant memorandum and articles of association (the “BVI MAA”), substantially in the form attached as Exhibit B to the explanatory statement accompanying the notice of the Meeting previously distributed to the shareholders, to replace the Company’s existing memorandum and articles of association in their entirety; and to authorize the Board of Directors and any director or officer to take all actions, execute all documents, and make all filings necessary or desirable to effect the Migration. The proposal was expressed to be subject to all necessary governmental and regulatory consents.

(6) Ratification of Independent Registered Public Accounting Firm. To ratify, by ordinary resolution, the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

(7) Adjournment. To approve, by ordinary resolution, the adjournment of the Meeting, if necessary.

The approved proposals will take effect in such sequence and subject to such conditions reviewed at the Meeting and described in the notice and explanatory statement, including any required governmental and regulatory consents and filings.

The Meeting was held originally on September 8 at 9:30 a.m. U.S. Eastern Time, and was adjourned due to the absence of a quorum and in accordance with the adjourned-meeting provisions of Article 11.2(b) of the Company’s currently effective sixth amended and restated memorandum and articles of association. The ordinary shares represented in person or by proxy at this adjourned Meeting, although still less than one-third (1/3) of the outstanding ordinary shares, constituted a quorum in accordance with Article 11.2(b) as permitted under applicable Cayman Islands law. In this respect, the Company elected to follow home country practice in the Cayman Islands in lieu of satisfying the quorum-related requirements of Nasdaq’s Listing Rule 5620(c).

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements also involve other known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “aims,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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